                                         N E W S   R E L E A S E

TALISMAN ENERGY ACQUIRES NORTH SEA CORE AREA

INTERESTS FROM INTREPID

CALGARY, Alberta, May 3, 2004 – Talisman Energy (UK) Limited, a wholly-owned subsidiary of Talisman Energy Inc., has completed the acqui sition   of the Flotta Catchment Area (FCA) interests of the Intrepid Energy group at a price of US$137.5 million at January 1, adjusted for subsequent cash flows.  The deal comprises Intrepid’s 13.73 33 % interest in the Claymore field; its 19.5 5 6% interest in the Piper, Saltire, Chanter, Iona and Scapa fields and Flotta oil terminal;  its 19.5 56 6% interest in the MacCulloch pipeline ; and its interests in various related exploration licences ..

Talisman now owns 72.478% of the Claymore field and 80% of Piper and associated fields.

The acquisition will add 44 mmboe of proved plus probable reserves (27 mmboe prove d reserves )  and is expected to yield incremental Talisman production of 5,100 boe/d in 2004 (annual basis). The mid term production impact is expected to be 9 ,000 boe/d in 2005 and 10,000 boe/d in 2006.

“This acquisition consolidates our ownership in one of our key North Sea operated core areas,” said Dr. Jim Buckee, President and Chief Executive Officer.  “The area and, particularly, the FCA, continue to show growth potential; the most recent infill well completed on Claymore in April started production at 6,000 boe/d. We hope to extend field life beyond 2022. The North Sea continues to provide Talisman’s highest netbacks, averaging over $24/boe, after operating costs and royalties, in the first quarter of 2004.”

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

Forward-looking Statements

This news release contains statements about the Company’s growth strategy and expected future production that constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.

Statements concerning anticipated oil and gas reserves included in this news release may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements.  These risks include the risks of the oil and gas industry, such as operational risks in developing and producing crude oil and natural gas; risks and uncertainties involving geology of oil and gas deposits; the uncertainty of estimates and projections relating to production, costs and expenses; potential delays or changes in plans with respect to development projects or capital expenditures; and health, safety and environmental risks.  Relevant risks also include, but are not limited to: uncertainties in the availability and cost of financing, general economic conditions, the effect of acts of, or actions against international terrorism, fluctuations in oil and gas prices and foreign currency exchange rates and the possibility that government policies may change, and government approvals may be delayed or withheld.

Additional information on these and other factors which could affect the Company's operations or financial results are included in the Company’s Annual Report under the headings "Management's Discussion and Analysis – Liquidity and Capital Resources", "- Risks and Uncertainties" and "- Outlook for 2004" as well as in Talisman’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).  Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

Reserves Data and Other Oil and Gas Information

Talisman’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements.  The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101).  The proved reserves disclosed in this news release have been calculated using the standards contained in Regulation S-X of the US SEC.  The probable reserves disclosed in this news release have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress.

The U.S. Securities and Exchange Commission normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions.  Accordingly, any probable reserves and the calculations with respect thereto included in this release do not meet the SEC's standards for inclusion in documents filed with the SEC.

Further information about the differences between the US requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in Talisman’s Annual Information Form.

At year-end in the North Sea, Talisman had booked approximately 488.0 mmboe of proved plus probable net reserves (426.8 mmboe proved reserves net to Talisman).

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data.  While Talisman annually obtains an independent audit of a portion of its reserves, no independent reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this news release.

Throughout this news release the calculation of barrels of oil equivalent (BOE) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

13-04